Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Keter1 Acquisition Corporation (the “Company”) on Amendment No. 1 to Form S-1 File No. 333-254424 of our report dated February 16, 2021, except for the second paragraph of Note 3, Note 4, and Note 9, as to which the date is March 17, 2021 and Note 7 as to which the date is May 11, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of the Keter1 Acquisition Corporation as of February 2, 2021 and for the period ended January 21, 2021 (inception) through February 2, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

May 11, 2021